SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Argo Group International Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G0464B107
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

One Embarcadero Center, Suite 1140

San Francisco, California 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0464B107	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0464B107	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,317,697
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,317,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,317,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0464B107	13D/A	Page 5 of 7 Pages

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on February 25, 2019 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 8, 2019 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on October 15, 2019 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on November 7, 2019 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 26, 2019 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on December 23, 2019 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on January 2, 2020 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on March 20, 2020 (“Amendment No. 8”) and Amendment No. 9 filed with the SEC on April 17, 2020 (“Amendment No. 9,” and together with the Original Schedule 13D, Amendment Nos. 1, through 9, and this Amendment No. 10, the “Schedule 13D”) with respect to the common shares, $1.00 par value (the “Common Shares”) of Argo Group International Holdings, Ltd., a Bermuda exempted company limited by shares (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 10 have the meanings set forth in the Schedule 13D. This Amendment No. 10 amends Items 3, 4, 5(a)-(c), and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Common Shares beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Shares beneficially owned by Voce Capital Management is approximately $176,807,131 including brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 4, 2022, Mr. Plants was appointed as a member of the Issuer’s board of directors (the “Board”) and to each of the Board’s Strategic Review Committee and the Human Resources Committee. Further details concerning Mr. Plants’s appointments are provided in a press release disseminated by the Issuer on August 8, 2022 (the “Press Release”), a copy of which is attached hereto as Exhibit 11 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate percentage of the Common Shares reported as beneficially owned by each person named herein is calculated based upon 34,958,238 Common Shares outstanding as of May 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed by the Issuer with the Securities and Exchange Commission on May 6, 2022.

CUSIP No. G0464B107	13D/A	Page 6 of 7 Pages

As of the close of business on August 8, 2022, Voce Capital Management beneficially owned 3,317,697 Common Shares, constituting approximately 9.5% of the Common Shares outstanding. Voce Capital, as the sole managing member of Voce Capital Management, may be deemed to beneficially own the 3,317,697 Common Shares beneficially owned by Voce Capital Management, constituting approximately 9.5% of the Common Shares outstanding. Mr. Plants, as the sole managing member of Voce Capital, may be deemed to beneficially own the 3,317,697 Common Shares beneficially owned by Voce Capital Management, constituting approximately 9.5% of the Common Shares outstanding.

As of the close of business on August 8, 2022, the Reporting Persons collectively beneficially owned an aggregate of 3,317,697 Common Shares, constituting approximately 9.5% of the Common Shares outstanding.

(b) By virtue of their respective positions with Voce Capital Management, each of Voce Capital and Mr. Plants may be deemed to have shared power to vote and dispose of the Shares reported beneficially owned by Voce Capital Management.

(c) No transactions in the Common Shares of the Issuer were effected in the past (60) days by the Reporting Persons.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 11:	Press Release, dated August 8, 2022 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K, filed on August 8, 2022).

CUSIP No. G0464B107	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2022

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants